GENIUS GROUP LIMITED

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

July 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Genius Group Limited
Registration Statement on Form F-3
File No. 333-288534
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Genius Group Limited (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-288534), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. Eastern Time on Friday, July 18, 2025, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

GENIUS GROUP LIMITED

/s/ Gaurav Dama
Gaurav Dama
Chief Financial Officer